SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2006
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Summary of 2006 1Q Business Report
On May 15, 2006, Shinhan Financial Group (“SFG”) filed the 2006 1Q business report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
Exhibit 99 Independent Accountant's Review Report (Non Consolidated Financial Statements)

1. Introduction of the Group
Company History in 2006 1Q
▪	April 1, 2006

The integrated Shinhan Bank was launched and CHB Card merged with Shinhan Card

▪	April 11, 2006

SFG’s largest shareholder was changed from KDIC to BNP Paribas Group (owning 33,682,104 common shares, 9.38% of total shares)
Principal Subsidiaries under Korean Law as of April 1, 2006
     Direct Subsidiaries

Subsidiaries	Ownerships by SFG
Shinhan Bank 1)	100.0%
Good Morning Shinhan Securities 2)	100.0%
Shinhan Life Insurance 3)	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 4)	62.4%
SH&C life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	As of April 1, 2006, Chohung Bank merged with Shinhan Bank, and the name of the remaining integrated bank is ‘Shinhan Bank.’

2)	Good Morning Shinhan Securities was delisted from the Korea Exchange on January 5, 2005.

3)	Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary on December 13, 2005.

4)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries

		(As of April 1, 2006)
		Ownerships by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance Ltd.(Hong Kong)	100.0%
	SH Asset Management Co. Ltd 1)	79.8%
	Shinhan Asia Limited 1)	100.0%
	Shinhan Bank America 1)	100.0%
	Shinhan Bank Europe Gmbh 1)	100.0%
	Shinhan Vina Bank 1)	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%

Good Morning	Good Morning Shinhan Securities Europe	100.0%
Shinhan Securities	Good Morning Shinhan Securities USA	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1	5.0	% 2)

1)	Names of subsidiaries previously owned by Chohung Bank were changed accordingly after the integration with Shinhan Bank.

2)	Shinhan Financial Group currently owns 36.7% of Shinhan Private Equity
Number of Shares by type
The table below shows the number of issued and outstanding shares of the Group as of March 31, 2006

		Total amount of
Types of Shares	Number of Shares	par value(KRW)
Common Shares	359,207,313	1,796,036,565,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	22,360,301	111,801,505,000

Total	434,151,575	2,170,757,875,000

Employee Stock Ownership Plan (ESOP)
     (1) Contribution to ESOA (Employee Stock Ownership Association)

		Contribution Amount
Contributed to	Contribution Date	(KRW)	Contributor	Use of money
Association Accounts	Feb. 28, 2006	542,407,000	Shinhan Card	Stock Purchase
	March 3, 2006	802,088,300	Shinhan Capital	Stock Purchase
	March 6, 2006	10,641,000,000	Shinhan Bank	Stock Purchase
	March 14, 2006	212,552,860	SFG	Stock Purchase
Sub-total		12,198,048,160	—
Employee Accounts	—	—	—
Sub-total		—	—
Total		12,198,048,160	—

     (2) Changes in ESOA Share Ownership 1)
(Unit: shares)

		Beginning
		Balance			Ending Balance
	Share type	(Jan.1, 2006)	Increase2)	Decrease3)	(March 31, 2006)
Association Accounts	Common Shares	1,942,413	—	—	1,942,413
Employee Accounts	Common Shares	843,270	318,350	10,784	1,153,836
Total	—	2,785,683	318,350	10,784	3,093,249

1)	Shinhan Financial Group introduced the Employee Stock Ownership Plan (ESOP) on December 5, 2002 and currently, Shinhan Financial Group, Shinhan Bank and Shinhan Capital participate in the ESOP.

2)	The increase is attributable to the purchasing of ESOP by SFG, Shinhan Bank, Shinhan Card, and Shinhan Capital

3)	The decrease is attributable to the retirement of employees and returning of ESOP at maturity.
     (3) ESOA Share Ownership per each company
(As of March 31, 2006, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	36,672	13,634	50,306
Shinhan Bank	1,887,334	848,983	2,736,317
Chohung Bank	—	207,436	207,436
Shinhan Capital	18,407	21,576	39,983
Shinhan Card	—	23,649	23,649
Shinhan Life Insurance	—	31,386	31,386
SH&C Life Insurance	—	652	652
Shinhan Credit Information	—	576	576
Shinhan Data System	—	2,944	2,944
Total	1,942,413	1,150,836	3,093,249

2. Business Results
Operational Results

		(in millions of Korean Won)
	2006 1Q	2005	2004
	(Jan. 1~Mar. 31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	517,130	1,886,806	1,224,147
Gain using equity method of accounting	495,902	1,789,621	1,108,952
Interest income	20,749	95,812	114,264
Other income	479	1,373	931
Operating Expense	40,859	154,873	147,638
Loss using equity method of accounting	184	1,047	212
Operating Income	476,271	1,731,933	1,076,509
Source and Use of Funds
Source of Funds

			(in millions of Korean Won)
	2006 1Q		2005		2004
	(Jan.1~Mar.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	9,813,976	77.52	8,463,137	77.36	6,770,562	74.00
Capital Stock	2,170,758	17.15	2,100,646	19.20	2,012,812	22.00
Capital Surplus	4,360,112	34.44	3,846,957	35.16	3,485,465	38.10
Retained Earnings	2,654,750	20.97	2,158,881	19.73	1,130,293	12.35
Capital Adjustment	628,356	4.96	356,653	3.26	141,992	1.55
Borrowings	2,845,360	22.48	2,477,425	22.64	2,378,244	26.00
Debentures	2,090,850	16.52	2,090,759	19.11	2,017,816	22.06
Other liabilities	754,510	5.96	386,666	3.53	360,428	3.94
Total	12,659,336	100.00	10,940,562	100.00	9,148,806	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.
Use of Funds

			(in millions of Korean Won)
	2006 1Q		2005		2004
	(Jan.1~Mar.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	10,890,192	86.02	9,060,179	82.81	7,100,773	77.61
Shinhan Bank	4,428,700	34.98	4,198,207	38.37	3,709,669	40.55
Chohung Bank	4,292,884	33.91	3,393,190	31.01	2,411,868	26.36
Good Morning Shinhan Securities	907,845	7.17	867,403	7.93	610,171	6.67
Shinhan Life Insurance	750,663	5.93	147,558	1.35	—	—
Shinhan Card	229,452	1.81	197,754	1.81	162,378	1.77
Shinhan Capital	157,819	1.25	139,108	1.27	112,775	1.23
Shinhan BNP Paribas ITMC	24,668	0.19	23,139	0.21	22,435	0.25

			(in millions of Korean Won)
	2006 1Q		2005		2004
	(Jan.1~Mar.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
E-Shinhan	—	—	2,197	0.02	2,617	0.03
Shinhan Macquarie FA	2,524	0.02	1,641	0.01	1,159	0.01
Jeju Bank	62,270	0.49	57,606	0.53	49,418	0.54
Shinhan Credit Information	8,589	0.07	8,198	0.07	4,628	0.05
SH&C Life Insurance	16,132	0.13	14,879	0.14	13,655	0.15
Shinhan Private Equity	8,649	0.07	9,300	0.09	1,958	0.02
Investment on Bonds	—	—	—	—	—	—
Loans	1,429,001	11.29	1,667,537	15.24	1,953,788	21.36
Fixed Assets	1,136	0.01	1,296	0.01	1,508	0.02
Intangible Assets	1,054	0.01	1,030	0.01	477	0.01
Cash Deposit in bank	303,266	2.40	177,313	1.62	55,370	0.61
Other Assets	34,689	0.27	33,207	0.31	36,893	0.40
Total	12,659,336	100.00	10,940,562	100.00	9,148,809	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.
Other Financial Information
Requisite Capital Ratio

		(in billions of Korean Won)
	2006 1Q	2005	2004
Aggregate Amount of Equity Capital (A)	11,601.0	11,434.0	9,867.9
Requisite Capital (B)	8,735.7	8,609.1	7,625.3
Requisite Capital Ratio (A/B) 1)	132.8%	132.81%	129.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.
Won Liquidity Ratio

		(in billions of Korean Won)
	2006 1Q	2005	2004
Won Assets due within 3 months (A)	799.5	341.5	221.3
Won Liabilities due within 3 months (B)	792.5	332.7	212.1
Won Liquidity Ratio (A/B) 1)	100.9%	102.65%	104.36%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

Liabilities to Equity Ratio

	(in billions of Korean Won)
	2006 1Q	2005	2004
Liabilities (A)	3,365.6	2,325.1	2,325.0
Equity (B)	9,490.9	10,137.0	7,747.3
Liabilities to Equity Ratio (A/B)	36.4%	22.94%	30.01%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) Total Capital Adequacy Ratio (%)

	2006 1Q	2005	2004
Shinhan Bank	12.7	12.23	11.94
Chohung Bank	10.8	10.94	9.40
Jeju Bank	10.6	11.71	10.91
* The Total Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
(2) Net Capital Ratio (%)

	Mar.31 2006	Mar.31 2005	Mar.31 2004
Good Morning Shinhan Securities	558.6	629.22	480.69
* Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(3) Solvency Margin Ratio (%)

	Mar.31 2006	Mar.31 2005	Mar.31 2004
Shinhan Life Insurance	230.8	—	—
* Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary as of December 13, 2005
(4) Adjusted Equity Capital Ratio (%)

	Mar.31 2006	2005	2004
Shinhan Card	19.35	17.68	16.48
* The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

(5) Non Performing Loans

	(in billions of Korean Won)
					Dec.31. 2004
					(March 31, 2005 for GMS
	Mar.31.2006		Dec.31. 2005		Securities)
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	424.5	0.74	363.5	0.64	434.4	0.84
Chohung Bank 1)	501.1	1.08	531.3	1.15	814.1	1.89
Jeju Bank 1)	19.4	1.35	16.3	1.15	30.3	2.33
GMS Securities 2)	26.9	5.71	25.1	5.12	30.7	11.75
Shinhan Card 3)	30.6	2.73	33.4	2.71	37.5	4.46

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2)	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”
(6) Loan Loss Allowances & Write-offs for the period

(in billions of Korean Won)
			Jan. 1, 2006~	Jan. 1, 2005~	Jan. 1, 2004~
			Mar. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Shinhan Bank	Loan Loss	Domestic	636.8	627.3	663.0
	Allowance	Overseas	54.6	56.3	80.5
		Total	691.4	683.6	743.5
	Write-offs		14.4	108.2	232.6
Chohung	Loan Loss	Domestic	1,020.3	861.2	955.5
Bank	Allowance	Overseas	26.7	27.6	51.2
		Total	1,047.0	888.8	1,006.7
	Write-offs		73.7	571.5	1,400.2
Jeju Bank	Loan Loss	Domestic	24.4	25.3	32.2
	Allowance	Overseas	—	—	—
		Total	24.4	25.3	32.2
	Write-offs		4.0	19.1	24.7
GM Shinhan Securities 1)	Loan Loss	Domestic	28.9	30.9	30.9
	Allowance	Overseas	—	—	—
		Total	28.9	30.9	30.9
	Write-offs		2.3	1.9	—

(in billions of Korean Won)
			Jan. 1, 2006~	Jan. 1, 2005~	Jan. 1, 2004~
			Mar. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Shinhan Card	Loan Loss	Domestic	41.9	46.3	49.8
	Allowance	Overseas	—	—	—
		Total	41.9	46.3	49.8
	Write-offs		17.8	86.2	233.2

1)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2005 to March 31, 2006, (ii) from April 1, 2004 to March 31, 2005, and (iii) from April 1, 2003 to March 31, 2004.

3. Independent Accountant
Audit Opinion for the last 3 years

	2006 1Q	FY 2005	FY 2004
Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
          The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)	Working hours
2006 1Q	KPMG Samjong Accounting Corp.	304,000,000	720 hours
2005	KPMG Samjong Accounting Corp.	288,000,000	3,073 hours
2004	KPMG Samjong Accounting Corp.	300,000,000	2,504 hours
Compensation for Services Other than Audit and Review
          The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Month	Service description	Payment
2006 1Q	2005 Dec.	Audit of the Financial Statements based on US GAAP for FY2005	KRW 1,888,000,000
2005	Jan. Sept.	Audit of the Financial Statements based on US GAAP for FY2004 Settlement of taxation affairs	USD 2,000,000 KRW 15,000,000
2004	Jan.	Consulting services for disclosure control and procedure & Internal control system	KRW 1,375,000,000

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors
     Our executive directors are as follows as of March 21, 2006:

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov.25, 1938	Chairman of BOD Head of the Board Steering Committee	3 years starting from March 25, 2004
In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	3 years starting from March 25, 2004
Young Hwi Choi	Oct. 28, 1945	Executive Director	3 years starting from March 25, 2004
2) Non-Executive Directors
     Currently, 12 non-executive directors are in office. Of the twelve members, 10 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 21, 2006.
     Our non-executive directors are as follows:

Name	Date of Birth	Current Position	Service Term
Young Seok Choi	Jul. 2, 1929	Non-Executive Directors, Audit Committee member	3 years starting from March 25, 2004
Yong Woong Yang	Aug. 4, 1948	Non-Executive Directors	3 years starting from March 25, 2004
Il Sup Kim	Jul.1, 1946	Outside Director Head of Audit Committee	1 year starting from March 21, 2006
Sang Yoon Lee	Sep.13, 1942	Outside Director Board Steering Committee member Audit Committee member	1 year starting from March 21, 2006
Yoon Soo Yoon	Mar. 5, 1946	Outside Director	1 year starting from March 21, 2006
Shee Yul Ryoo	Sep. 5, 1938	Outside Director Board Steering Committee member	1 year starting from March 21, 2006
Byung Hun Park	Sep. 10, 1928	Outside Director Board Steering Committee member	1 year starting from March 21, 2006
Young Hoon Choi	Nov. 8, 1928	Outside Director	1 year starting from March 21, 2006
Si Jong Kim	Apr. 16, 1937	Outside Director Audit Committee member	1 year starting from March 21, 2006
Philippe Reynieix	Jun. 24, 1949	Outside Director	1 year starting from March 21, 2006
Haeng Nam Chung	Mar. 15.1941	Outside Director	1 year starting from March 21, 2006
Myoung Soo Choi	Aug. 5 1957	Outside Director	1 year starting from March 21, 2006
     For personal profiles of the outside directors, please refer to 6-K filed on February 24, 2006 .

     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	Taking Charge of
Jae Woo Lee	July 2, 1950	Managing Director (Chief Operating Officer)	General Affairs Team, Public Relations Team, and Human Resources Team
Byung Jae Cho	Jan. 6, 1951	Managing Director (Chief Financial Officer)	Finance Planning Team, Risk Management Team, and Investor Relations Team
Jin Won Seo	April 20, 1951	Managing Director (Chief Strategy Officer)	Strategic Planning Team, Future Strategy & Management Team, and Information & Technology Planning Team,
Jae Woon Yoon	July 22, 1951	Managing Director (Group Synergy Officer)	Joint Procurement Team, Synergy Management Team, and Audit & Compliance Team
Stock Options

		Number of Changes
			No. of
		No. of	Exercised	No. of Cancelled	No. of Exercisable
Guarantee		Granted Options	Options	Options	Options
Granted on 2002	Management, Head of Department	864,576	216,511	0	648,065
Granted on 2003	Management, Head of Department	1,020,206	240,803	11,390	768,013
Granted on 2004	Management, Head of Department	1258,923	20,000	15,200	1,223,723
Granted on 2005	Management, Head of Department, Outside Directors	2,695,200	0	68,200	2,627,000
Granted on 2006	Management, Head of Department, Outside Directors	3,296,200	0	0	3,296,200
Total		9,135,105	447,314	94,790	8,563,001
Employees

(As of March 31, 2006)
			Total Salaries and wages paid	Average Payment per
	Number of	Average length of	in 2006 1Q	person in 2006 1Q
	Employees	Service	(in mil. of Korean Won)	(in mil. of Korean Won)
Male	75	2 years and 6 months	1,469	20
Female	22	2 years and 2 month	187	9
Total	97	2 years and 4 months	1,656	17

5. Activities of Board of Directors and sub-committees for the year 2005~2006
Meetings of Board of Directors

	Date	Agenda
1	Jan. 12, 2006	1. Appointment of Outside Director Recommendation Committee members
		- Eung Chan Ra, Byung Hun Park, Young Hoon Choi, Shee Yul Ryoo, Yoon Soo Yoon	Approved
2. Appointment of management (non-director)
		- Baek Soon Lee (term ending: March 31, 2006)	Approved
2	Feb. 6, 2006	1. Partial alteration of the articles of association	Approved
		2. Closing of the 5th FY(2005)	Approved
3	Feb. 16, 2006	1. Convening of the 5th General Meeting of Shareholders - 10:00 AM, March 21, 2006	Approved
2. Remuneration levels for Directors
		- KRW 5 billion	Approved
3. Stock option grant to executives, employees and outside directors of the Group and Subsidiaries
		- 1,418,900 shares for executives and management, 40,000 shares for outside directors, and up to 2,098,600 shares for employees	Approved
		4. Alterations in previous contract concerning the granting of Stock Options	Approved
		5. Alterations in regulations concerning the ‘Guide to provide and use Personal Credit Information’	Approved
6. Appointment of management (non-director)
		- Jin Won Suh (term ending: January 12, 2008)	Approved
7. Appointment of corporate advisor
		- advisor: Byung Joo Kim	Approved
4	Mar. 21, 2006	1. Appointment of Board steering Committee members - Eung Chan Rha, In Ho Lee, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee	Approved
2. Confirmation of Director Remuneration
		- Confirmation of individual director remuneration within the limitations set by the Board of Directors	Approved
5	May 10, 2006	1. Appointment of Risk Management Committee members - Sheel Yul Ryoo, Yoon Soo Yoon, Reynieix	Approved
2. Appointment of Compensation Committee members
		- Il Sup Kim, Shee Yul Ryoo, Yoon Soo Yoon, Sang Yoon Lee	Approved
3. Approval of Limitation of corporate bond issuance for the second half of 2006
		- Issuance limited to KRW 1,100 billion (including USD 100 Mil)	Approved
4. Enactment of Internal Control over Financial Reporting etc.
		- Settlement of standards and processes of Internal Control over Financial Reporting based on internal accounting regulations and SOX404.	Approved
5. Alterations in regulations concerning the exercising of stock options granted in 2004
		- retirement of employees within two years after the granting of stock options due to a transfer to a subsidiary company is seen as a continuation of services	Approved
6. Partial cancellation of stock options granted on 2004 and 2005
		-6 people, 10,400 shares	Approved
Meetings of Audit Committee

	Date	Agenda
1	Feb. 16, 2006	1. Audit Results for the 5th Fiscal Year	Approved
- Confirmation of Audit Results for the 5th FY and Submission of Audit Report
		2. Appointment of Independent Auditors for US GAAP, for Shinhan Life Insurance	Approved
- KPMC Samjong Accounting Corp. was appointed
		3. Evaluation of the Operation Status of the Internal Accounting Control System for the Year 2005	Approved

	Date	Agenda
- The internal accounting control system is properly operated.
- The proper operation of the internal accounting control system of the major subsidiaries are to be reported separately
		4. Evaluation of the Internal Monitoring System	Approved
- The internal monitoring system is properly operated.
		5. Ratification of the Company and its Subsidiaries’ Non-audit Contracts	Approved
1) Examination of financial statements for the acquisition process of Shinhan Life Insurance (Shinhan Financial Group — Samjong Accounting Corp.)
2) Examination of financial statements for the acquisition process of Shinhan Life Insurance (Shinhan Life Insurance — Samjong Accounting Corp.)
3) Income Tax Advisory, Tax Adjustment (Shinhan Bank New York Branch-KPMG New York)
4) Auditing and Tax adjustment concerning PEF Shinhan National Pension
5) Comfort Letters regarding the issuance of bonds
(Shinhan Bank with Samjong Accounting Corp.)
		6. Auditing Results of the 5th Annual Shareholders’ Meeting	Approved
- Results found to be appropriate
2	Mar. 21, 2006	1. Approval of auditing plans for 2006	Approved
- Auditing plans for Shinhan Financial Group and subsidiary companies approved
		2. Approval of auditing fees of K-GAAP	Approved
- Auditing fees considered appropriate for Korean accounting standards
3	May 10, 2006	1. Appointment of Audit Committee chairperson
		- Il Sup Kim appointed as chairperson	Approved
Meetings of Outside Director Recommendation Committee

	Date	Agenda
1	Jan. 12, 2006	1. Appointment of Head of Outside Director Recommendation Committee	Approved
- Mr. Byung Hun Park
2	Feb. 16, 2006	1. Recommendation of Outside Director Candidates
- Outside director candidates: Byung Hun Park, Si Jong Kim, Young Hoon Choi, Myung Soo Choi, Hang Nam Jung and Philippe Reynieix (6 candidates)
- Outside director candidates with professional expertise: Il Sup Kim,
		Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo (4 candidates)	Approved
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange

(in Korean Won or number of shares)
		Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Mar. 2006	April 2006
Price per share	High	41,000	43,100	42,300	41,450	43,700	47,100
	Low	36,300	39,000	37,700	38,250	36,500	44,200
Trading Volume		29,170,702	25,024,286	24,454,664	22,609,271	42,326,382	47,943,771

American Depositary Shares traded on the New York Stock Exchange
          Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

(in US Dollars or number of shares)
		Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Mar. 2006	April 2006
Price per share	High	78.87	84.71	86.40	86.78	88.10	99.02
	Low	69.75	75.55	77.00	78.66	74.05	91.15
Trading Volume		501,700	468,100	695,300	670,300	842,800	414,500

7. Related Party Transactions
Loans to Subsidiaries
(As of March 31, 2006)

						Beginning			Ending
		Origination		Funding	Lending	Balance			Balance
Borrower	Loan Type	date	Maturity date	Rate	Rate	Jan. 1 2005	Increase	Decrease	Dec. 31, 2005
GMS Securities	Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Bank	Privately Placed Bonds	2001-12-21	2008-03-21	7.12%	7.42%	500	—	—	500
Shinhan Card	Loans in KRW	2003-01-24	2006-01-24	5.19%	5.50%	500	—	500	—
Shinhan Card	Loans in KRW	2003-02-26	2006-02-26	4.99%	5.29%	2,000	—	2,000	—
Shinhan Card	Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	—	500
Shinhan Card	Loans in KRW	2003-06-24	2006-06-24	5.43%	5.73%	1,500	—	—	1,500
Shinhan Card	Loans in KRW	2003-10-24	2006-10-24	4.63%	4.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	—	500
Shinhan Card	Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Shinhan Capital	Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Shinhan Capital	Loans in KRW	2003-01-24	2006-01-24	5.19%	5.54%	200	—	200	—

						Beginning			Ending
		Origination		Funding	Lending	Balance			Balance
Borrower	Loan Type	date	Maturity date	Rate	Rate	Jan. 1 2005	Increase	Decrease	Dec. 31, 2005
Shinhan Capital	Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	—	500
Shinhan Capital	Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2006-07-24	5.55%	5.85%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	—	300
Shinhan Capital	Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
Shinhan Capital	Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Jeju Bank	Loans in KRW	2005-12-28	2011-01-28	5.74%	6.43%	200	—	—	200
Shinhan Capital	Loans in foreign currency	2003-12-30	2006-12-30	3M Libor +70bp	3M Libor +90bp	304	—	11	293
Shinhan Capital	Loans in foreign currency	2004-07-15	2007-06-15	3M Libor +70bp	3M Libor +90bp	405	—	15	390
Jeju Bank 1) 2)	Privately Placed Bonds	2004-05-07	2007-03-30	6.26%	—	31	—	31	—
Jeju Bank 2)	Privately Placed Bonds	2002-05-20	2008-01-20	7.25%	8.14%	200	—	200	—

						Beginning			Ending
		Origination		Funding	Lending	Balance			Balance
Borrower	Loan Type	date	Maturity date	Rate	Rate	Jan. 1 2005	Increase	Decrease	Dec. 31, 2005
Shinhan Card	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%		500		500
Shinhan Capital	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%		500		500
Shinhan Card	Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%		1,000		1,000
Total						14,840	2,000	2,957	13,883

Note 1) Privately placed bonds, which were under complete ownership of Shinhan Bank when first issued in June 30, 2001, were acquired by SFG as of May 7, 2004 (In the above case interest rates have been omitted as transfer and acquisition took place with internal reserved funds).
Note 2) All privately placed bonds of Jeju Bank were redeemed as of March 13, 2006.
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Byung Jae Cho

Name: Byung Jae Cho
Title: Chief Financial Officer

Date : May 23, 2006